UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February __, 2021, ATIF Holdings Limited (the “Company”) issued a press release announcing the closing of the transaction contemplated by its previously announced Sale and Purchase Agreement Regarding Issued Shares of Leaping Group Co., Ltd. (the “Agreement”), pursuant to which the Company sold all of its shares of Leaping Group Co., Ltd. (“Leaping”), to Jiang Bo, Jiang Tao and Wang Di (collectively, the “Buyers”) in exchange for (i) 5,555,548 ordinary shares of the Company owned by the Buyers and (ii) payment by the Buyers in the amount of US$2,300,000 plus interest at an interest rate of 10% per annum on the unpaid amount if the principal amount of US$2,300,000 is not paid by January 14, 2022. All principal and accrued and unpaid interest shall be due on January 14, 2023. The closing of the Agreement took place on January 29, 2021 and Leaping is no longer a subsidiary of the Company. Certain unaudited pro forma condensed financial information given effect to the sale of Leaping pursuant to the Agreement is attached hereto as Exhibit 99.1. A copy of the press release is attached as Exhibit 99.2 to this Form 6-K.

The description of the Agreement is qualified in its entirety by reference to the Shares Sale and Purchase Agreement, a copy of which is attached as Exhibit 99.1 to the Form 6-K furnished with the Securities and Exchange Commission (“SEC) on January 19, 2021.

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on June 12, 2020 (Registration file numbers 333-239131), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Pishan Chi
Pishan Chi Chief Executive Officer

Dated: February 4, 2021

EXHIBIT INDEX

Exhibit No.	Description
99.1	Certain unaudited pro forma condensed financial information given effect to the sale of Leaping Group Co., Ltd
99.2	Press release “ATIF Holdings Limited Announces Closing of Sale of Leaping Group Co, Ltd.” dated February 4, 2021.

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